02 JUN 12 AM 11:29

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commision
Office of International Corporate Finance
Division of Corporate Finance
450 Street, N. W.

Washington D. C. 20549

USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: 30.05.2002

02034847

SUPPL

Dear Sirs,

enclosed you find a copy of our press release dated 30th of May 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

PROCESSED
JUN 19 2002
P THOMSON FINANCIAL

Karoline Kalb

dlw 6/17

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821 / 55 84-0
Telefax: +49 (0) 821 / 55 84-12 04
Internet: www.washtec.de

Vorstand: Wolfgang Decker (Vors.), Sabine Decker, Dietmar W. Mundil
Aufsichtsratvorsitzender: Dr. Märten Burgdorf

Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024 261 000
Sitz der Gesellschaft: Augsburg
HRB 81 Amtsgericht Augsburg

101/05.02

WashTec

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec presents report for Q1 2002

- **Sales and earnings in line with expectations**
- **Further improved cost structure**

Augsburg, May 30, 2002 – As expected, the first quarter was very calm, which is typical within the season and the industry. Spending restraints within the oil companies persisted, leaving its mark on the company's sales performance. At € 49.9 million (previous year: € 59.2 million), sales in the period were in line with expectations. The previous year's sales figure included two large-scale orders for train cleaning equipment and process technology with a total volume of € 3.7 million.

The restructuring activities planned in the past year due to the prevailing market situation began to bear fruit in the first quarter. The company continued to improve its cost structure. The cost of materials ratio declined from 43.9% to 42.7%, while personnel expenses were reduced by another 3.5% to € 20.3 million. The ratio of other operating expenses was lowered by another percentage point to 14.8%.

Due to the decline in sales, earnings fell short of the previous year's level in the first quarter. At € 1.0 million (previous year: € 2.8 million), earnings before interest, taxes, depreciation and amortization (EBITDA) to IAS were in line with the company's plans, however. After deduction of depreciation and amortization totalling € 3.0 million (previous year: € 2.7 million), earnings before interest and taxes (EBIT) stood at - € 2.0 million (previous year: € 0.2 million). The result for the period amounted to € -3.1 million, compared to € -1.5 million in the previous year.

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

The restructuring measures, which will continue to be implemented in the coming quarters, refer to both the operational and the administrative side. The company has thus laid a solid foundation for disproportionate earnings growth once the expected recovery of domestic demand sets in. Moreover, WashTec will step up its international distribution activities. Between January 1 and March 31, order backlog increased by 24.8% to € 36.8 million. The Executive Board does expect the market to recover moderately in the second half of the year.

The full report on the first three months will be available for downloading at www.washtec.de from May 30, 2002.

Key figures to IAS (in € m)

	1.1.-31.3. 02	**1.1.-31.3. 01**
Sales	49.9	59.2
EBITDA	1.0	2.8
EBIT	-2.0	0.2
Result from ord. operations	-4.3	-1.5
Earnings after taxes	-3.1	-1.5
EPS in €	-0.41	-0.19
Personnel expenses	20.3	21.0
Cost of materials ratio	42.7%	43.9%
Employees	1725	1721